News Release
CIBC declares dividends
Toronto, ON — August 24, 2005 (NYSE: BCM, TSX: CM) — CIBC’s board of directors today declared a dividend of 68 cents per share on common shares for the quarter ending October 31, 2005, payable on October 28, 2005 to shareholders of record at the close of business on September 28, 2005.
Class A Preferred Shares
Other dividends per share for the quarter October 31, 2005, payable on October 28, 2005 to shareholders of record at the close of business on September 28, 2005, were declared as follows:
Series 18 — $0.343750
Series 19 — $0.309375
Series 20 — US$0.321875
Series 23 — $0.331250
Series 24 — $0.375000
Series 25 — $0.375000
Series 26 — $0.359375
Series 27 — $0.350000
Series 28 — $0.020000
Series 29 — $0.337500
Series 30 — $0.300000
For further information: Rob McLeod, Senior Director, Communications and Public Affairs, 416-980-3714 or Kathryn A. Humber, Senior Vice-President, Investor Relations, 416-980-3341.